EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Pivot Pharmaceuticals Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change
September 6, 2019

Item 3	News Releases
News releases disclosing the material changes described herein were issued by the Company on June 24, July 9, August 19 and September 5, 2019.

Item 4	Summary of Material Change

Concurrently with the closing of the Company’s C$15 million private placement in May 2019, Krisztian Toth was appointed to the Company’s Board of Directors as Executive Chairman. In June 2019, the Company appointed Kenneth Kessler as director upon the resignation of Patrick Frankham as director. In July 2019, Patrick Frankham resigned as Chief Executive Officer. The Company appointed Russell Starr as its President and interim Chief Executive Officer. The Company also appointed Chris Lucky as its Chief Operating Officer. On September 4, 2019, the Company appointed Toni Rinow as Chief Executive Officer, replacing its interim Chief Executive Officer, Russell Starr. On September 6, 2019, the Company appointed Russell Starr as director upon the resignation of Kenneth Kessler as director.

On June 12, 2019, 700,000 share purchase options with exercise price of US$0.70 and expiry date of February 22, 2021 were cancelled. On the same date, the Company granted 2,700,000 share purchase options with exercise price of $0.40 and expiring July 11, 2024. On July 2, 2019, the Company granted 750,000 share purchase options with exercise price of $0.39 and expiry date of July 1, 2024.

On September 5, 2019, the Company announced that it entered into a binding letter of intent to acquire 51% of iAmHealth, an online nutraceutical distribution and sales platform serving the EU market, with negotiation of the final definitive agreement to be completed no later than December 31, 2019.

Item 5	Full Description of Material Change
The press releases attached as Schedule “A” contain a full description of the material changes.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Further information can be obtained from Toni Rinow, Chief Executive Officer of the Company, at (438) 884-8841.

Item 9	Date of Report
September 6, 2019

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SCHEDULE “A”

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Pivot Pharma Appoints Experienced Chief Operating Officer

VANCOUVER, BC - (June 24, 2019) – Pivot Pharmaceuticals Inc. (CSE: PVOT / OTCQB: PVOTF / FRA: NPAT) (“Pivot” or the “Company”) announces that it has appointed Mr. Chris Lucky as its Chief Operating Officer (COO) to strengthen its management team as it commences commercial production and sales of its superior formulated and science-based cannabis products. The Company also announces the addition of Dr. Ken Kessler and Mr. Krisztian Toth to its Board of Directors, joining Dr. Wolfgang Renz and Dr. Joseph Borovsky. Mr. Toth will serve as Executive Chairman while Dr. Patrick Frankham has stepped down from the Board of Directors and continues as Chief Executive Officer.

Chris Lucky, COO, states “I am delighted to join Pivot’s executive team as the Company prepares to commercialize its product line. I believe that Pivot is well positioned to enter the cannabis market with superior products and a large portfolio of science-based and patented delivery systems that many cannabis companies do not yet have as they overlooked this opportunity and concentrated on the agricultural part of their businesses.” Mr. Lucky also added “my experience with a public cannabis company in an emerging industry and extensive consumer healthcare products expertise will help Pivot accelerate its path to revenue and compete for customers with some of the cannabis industry’s leading players.”

Dr. Patrick Frankham, CEO, comments “The addition of Chris to the executive team will help Pivot to streamline commercialization of its CBD and THC consumer products line. With Pivot entering a phase of rapid growth of its superior formulated cannabis products and cash flow generation, the addition of Chris will have an immediate impact to our operations and supply chain. We are also extremely pleased with the addition of Ken and Krisztian to the Board of Directors.”

“Pivot now operates in three key cannabis markets (Canada, California, and European Union) and we are launching product into the EU while we wait for final approval of our Standard Processor and Medical Sales License in Montreal. Our Costa Mesa, California facility is currently licensed to conduct manufacturing, distribution and sales of cannabis products and we are advancing as planned.” Dr. Frankham added “The recently completed financing, the addition of elite branding experts like Joe Mimran to our Corporate Advisory Board, strengthening our Executive Leadership Team and our Board of Directors further demonstrates our commitment to scale the company as we take our place in an emerging market where no single brand has provided consumers with a consistent, reliable, or quality experience. Pivot has created the industry’s largest portfolio of patented consumer cannabis products and we will provide the consistent, reliable and quality experience that consumers are demanding.”

Mr. Chris Lucky, Chief Operating Officer

Mr. Lucky is a seasoned business leader with over 20 years’ experience leading and managing complex businesses. He has a proven track record of delivering year-over-year improvements by designing and implementing scaleable and sustainable solutions. His experience spans across multiple industries including retail, manufacturing and distribution and has a deep understanding of organizational effectiveness and building efficient operational models that deliver consistent results. Most recently Mr. Lucky was at CannTrust Holdings Inc. as Vice President, Supply Chain & Manufacturing. Prior to that he has held executive roles at Cardinal Health as Vice President, Distributions and Loblaw Companies Ltd. as Vice President, Supply Chain. He holds an MBA from Ivey School of Business, and a BBA in accounting and financial management.

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Dr. Ken Kessler, Board Member

Dr. Kessler is a board certified medical psychiatrist. He has practiced psychiatry for 10 years and specialized in psychopharmacology and treatment of drug addictions. Over his career he has held teaching appointments at Harvard Medical School and George Washington Medical School. Dr. Kessler has published peer reviewed articles and book chapters. He has successfully founded three US National Healthcare companies in managed behavioral health, disease management, and opioid substance abuse treatment.

Mr. Krisztian Toth, Executive Chairman

Mr. Toth is a Partner at Fasken Martineau, Toronto, Canada. He focuses on mergers and acquisitions and corporate finance. He is recognized by the IFR1000 for his capital markets work.

About Pivot Pharmaceuticals Inc.

Pivot Pharmaceuticals Inc. is a science-based, consumer packaged goods cannabis company engaged in the development and commercialization of superior and formulated health and wellness products using innovative, patent-protected drug delivery technologies. Upon receipt of Standard Processor and Medical Sales licenses (pending) from Health Canada, Pivot’s premium, bioavailable, stable and effective products will be manufactured at its 50,000-sq. ft. cGMP facility located in Montreal, Quebec. Pivot’s wholly-owned U.S. subsidiary, Pivot Naturals, LLC, based in Costa Mesa, California, was granted a Provisional Annual Manufacturing License Type N: Infusion License by the California Department of Public Health in May 2019. Pivot’s product line includes infused beverages, vegan capsules, dissolvable tablets, topical creams and gels, intimate lubricants, roll-on pain relievers, stick packs, and bulk powder for the edibles market. For more information please visit pivotpharma.com

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as anticipate, believe, estimate, expect, intend, and similar expressions, as they relate to Pivot Pharmaceuticals Inc., Pivot Green Stream Health Solutions Inc., Pivot Naturals, LLC, or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of Pivot’s products, statements with respect to internal expectations, the competitive environment within the industry, the ability of Pivot to continue to expand its operations, the level of costs incurred in connection with Pivot’s expansion efforts, economic conditions in the industry, and the financial strength of Pivot’s customers and suppliers. Pivot does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties.

Contact:

Pivot Pharmaceuticals Inc.

Patrick Frankham, PhD, MBA

Chief Executive Officer

Email: Info@PivotPharma.com

Phone: (514) 943-1899

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Pivot Pharma Strengthens Executive Leadership

VANCOUVER, BC - (July 9, 2019) – Pivot Pharmaceuticals Inc. (CSE: PVOT / OTCQB: PVOTF / FRA: NPAT) (“Pivot” or the “Company”) announces that it has hired Mr. Russell Starr as its President.

Mr. Starr will work closely with Krisztian Toth, the Executive Chairman of Pivot and report to the Board of Directors. Mr. Starr will lead Pivot’s capital markets activities, including outreach to existing and potential shareholders in Canada and internationally. This appointment will greatly increase the Company’s visibility both to institutional and retail investors. Mr. Starr also provides greater depth of management expertise in corporate finance and mergers and acquisitions.

As a successful entrepreneur with over 20 years of corporate finance, investment and business development experience, Mr. Starr left Bay Street in 2012, to take an executive position and board appointment with Cayden Resources (acquired by Agnico Eagle in 2014). While SVP and board member with Cayden Resources, Russell was integral in the marketing, financing, development and ultimate sale of Cayden for CAD$205 million to Agnico Eagle.

Russell has also held senior positions and advisory roles with financial institutions including RBC Capital Markets, Scotia Capital, Orion Securities, Blackmont, and Lawrence & Company. Russell is also a co-founder and part owner of Echelon Wealth Partners, a large Canadian investment dealer.

Russell holds a MBA from the Richard Ivey School of Business, a Master of Arts degree in Economics from the University of Victoria and a Bachelor of Arts degree in Economics from Queens University.

“This is an incredible opportunity” said Mr. Starr “I am energized and honoured to be a part of shaping the future of consumer focused cannabis products using Pivot’s innovative, patent-protected drug delivery technologies to provide consumers with the consistent science-based quality they are demanding while generating substantial cash flow generation for Pivot and its shareholders”.

“I am thrilled to add Mr. Starr to our team,” said Mr. Toth, Executive Chairman. ”Mr. Starr brings a unique combination of deep capital market experience and well-honed strategic and business capability. The closing of our transformational financing, the addition of elite branding experts like Joe Mimran to our Corporate Advisory Board and the additions to our Executive Leadership Team as well as our Board of Directors demonstrates our commitment to scale the company as we take work to become the first cannabis company to provide consumers with a consistent, reliable and quality experience.”

Pivot also announces that Russell Starr has also been appointed as interim Chief Executive Officer of Pivot replacing the prior Chief Executive Officer, Patrick Frankham. Mr. Joe Borovsky, a director and the former Chairman of Pivot added “We wish to thank Patrick for contributions to the Company and we wish him success in this next phase of his career.”

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About Pivot Pharmaceuticals Inc.

Pivot Pharmaceuticals Inc. is a science-based, consumer packaged goods cannabis company engaged in the development and commercialization of health and wellness products using innovative, patent-protected drug delivery technologies. Upon receipt of Standard Processor and Medical Sales licenses (pending) from Health Canada, Pivot’s premium, bioavailable, stable and effective products will be manufactured at its 50,000-sq. ft. cGMP facility located in Montreal, Quebec. Pivot’s wholly-owned U.S. subsidiary, Pivot Naturals, LLC, based in Costa Mesa, California, was granted a Provisional Annual Manufacturing License Type N: Infusion License by the California Department of Public Health in May 2019. Pivot’s product line will include infused beverages, vegan capsules, dissolvable tablets, topical creams and gels, intimate lubricants, roll-on pain relievers, stick packs, and bulk powder for the edibles market. For more information please visit pivotpharma.com

Cautionary Note Regarding Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as anticipate, believe, estimate, expect, intend, and similar expressions, as they relate to Pivot Pharmaceuticals Inc., Pivot Green Stream Health Solutions Inc., Pivot Naturals, LLC, or its management or the completion of the private placement, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of Pivot’s products, statements with respect to internal expectations, the competitive environment within the industry, the ability of Pivot to continue to expand its operations, the level of costs incurred in connection with Pivot’s expansion efforts, economic conditions in the industry, and the financial strength of Pivot’s customers and suppliers. Pivot does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties.

Contact:

Pivot Pharmaceuticals Inc.

Krisztian Toth

Executive Chairman

Email:ktoth@pivotpharma.com

Phone: (416) 564-7194

Russell Starr

Shareholder Inquiries

Email: rstarr@pivotpharma.com

Phone: (647) 669-9801

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Press Release

Pivot Pharma appoints Toni Rinow as new Chief Executive Officer

Dr. Wolfgang Renz, Chief Medical Officer, takes on additional responsibilities as

Regional Manager Europe

VANCOUVER, August 19, 2019 /CNW/ - Pivot Pharmaceuticals Inc. (CSE: PVOT / OTCQB: PVOTF / FRA: NPAT) is pleased to today that its board of directors has appointed Toni Rinow as Chief Executive Officer and Dr. Renz as Regional Manager Europe in addition to serving as its Chief Medical Officer.

Under Dr. Toni Rinow’s leadership, Pivot will be put on a path of accelerated revenue growth and global expansion in key cannabis markets in Canada, United States, and the European Union. In combination with a solid merger and acquisition strategy, the organization will scale up to become a cannabis leader in the pharmaceutical, OTC, nutraceutical and wellness markets.

A transformational finance and business leader with 20 years of experience, Dr. Toni Rinow is a catalyst for growth and strategic global expansion in healthcare companies and well known for accelerating revenue streams through acquisitions, corporate development, sales and marketing, and financings. With a proven track record in international corporate development and sales and financing of companies, she held leadership roles in public and private healthcare organizations up to CAD$200 million in revenue, where she spearheaded acquisitions across Canada, Latin America, Europe and India.

In addition to her MBA from McGill University, she holds a doctorate in physical chemistry from the Université de Montréal (Ph.D), and a chemical engineering degree from the European Higher Institute of Chemistry in Strasbourg, France. Dr. Rinow believes in giving back to the community and sits on the Board of Directors of several non-for profit organizations.

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Dr. Renz has been a leader for pharmaceutical corporations over the last two decades, delivering significant commercial successes by identifying and exploiting new business opportunities across the health care industry. Dr. Renz is former Corporate Vice President at Boehringer Ingelheim GMBH, where he had global responsibility for new business models and healthcare innovation developing the disruptive technologies that will shape the way health care will be delivered in the future. His unique combination of medical expertise -- he is Adjunct Professor of Experimental Surgery on McGill University’s Faculty of Medicine -- with global business acumen enable Dr. Renz to be effective in identifying and leading growth opportunities. Prof. Renz holds a medical degree and a PhD from Freiburg University and is board certified in Germany in emergency medicine.

“I am excited to be joining the Pivot team,” said Dr. Rinow. “Pivot is transformational to the cannabis market by bringing superior, science-based, high quality and innovative products to the consumer market. With its focus on innovation and intellectual property, Pivot is well positioned to become a cannabis leader with the industry’s largest portfolio of patented consumer cannabis products.”

“On behalf of the Board, I want to welcome Toni to Pivot. We are confident that with Toni’s proven leadership skills and extensive experience within the global healthcare industry, she is well positioned to successfully lead us at home and abroad through the upcoming growth phase,” stated Mr. Toth, Executive Chairman.

“It is exhilarating to speed up the European expansion,” said Dr. Renz. “With our high quality products, we are well positioned to become a brand leader in the cannabis consumer, OTC, nutraceutical and pharmaceutical markets.”

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About Pivot Pharmaceuticals Inc.

Pivot Pharmaceuticals Inc. is a science-based, consumer packaged goods cannabis company engaged in the development and commercialization of health and wellness products using innovative, patent-protected drug delivery technologies. Upon receipt of Standard Processor and Medical Sales licenses (pending) from Health Canada, Pivot’s premium, bioavailable, stable and effective products will be manufactured at its 50,000-sq. ft. cGMP facility located in Montreal, Quebec. Pivot’s wholly-owned U.S. subsidiary, Pivot Naturals, LLC, based in Costa Mesa, California, was granted a Provisional Annual Manufacturing License Type N: Infusion License by the California Department of Public Health in May 2019 and a Provisional Adult-Use and Medicinal – Distributor-Transport License by the Bureau of Cannabis Control in June 2019. Pivot’s product line will include infused beverages, vegan capsules, dissolvable tablets, topical creams and gels, intimate lubricants, roll-on pain relievers, stick packs, and bulk powder for the edibles market.

For more information please visit pivotpharma.com

Cautionary Note Regarding Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as anticipate, believe, estimate, expect, intend, and similar expressions, as they relate to Pivot Pharmaceuticals Inc., Pivot Green Stream Health Solutions Inc., Pivot Naturals, LLC, or its management or the completion of the private placement, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of Pivot’s products, statements with respect to internal expectations, the competitive environment within the industry, the ability of Pivot to continue to expand its operations, the level of costs incurred in connection with Pivot’s expansion efforts, economic conditions in the industry, and the financial strength of Pivot’s customers and suppliers. Pivot does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties.

Pivot Pharmaceuticals Inc.

Toni Rinow, Ph.D., MBA, Chief Executive Officer,

email: trinow@pivotpharma.com, Phone: (438) 884-8841

Russell Starr, Shareholder Inquiries,

email: rstarr@pivotpharma.com, Phone: (647) 669-9801

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Press Release

Pivot Pharma enters into binding Letter of Intent to acquire a controlling interest in iAmHealth CBD UG, an online nutraceutical sales platform serving Europe

VANCOUVER, September 05, 2019 /CNW/ - Pivot Pharmaceuticals Inc. (CSE: PVOT/ OTCQB: PVOTF/ FRA: NPAT) is pleased to announce that it has entered into a binding letter of intent to acquire 51% of iAmHealth, an online nutraceutical distribution and sales platform serving the EU market.

The strategic acquisition of iAmHealth (http://www.iam.health) will provide Pivot with an immediate online store and virtual footprint for its product portfolio of water soluble, shelf stable and advanced bioavailable CBD formulations. Pivot and iAmHealth will together focus on CBD related products and on products using micelle technology for vitamin supplements, power drinks, other nutraceutical products, and products supporting cancer patients during radiation and chemo therapy, tapping into the fast-growing nutraceutical market in key European markets. iAmHealth products have been tested and used in associated doctor and physiotherapist practices prior to commercial launch.

Key Highlights :

•	Initial Pivot presence in three key European markets – Germany, Czech Republic and Slovakia.

•	Pivot’s CBD products to be introduced as key addition to the retailer’s nutraceutical products category, to support sales and brand awareness.

•	Accelerates Pivot’s multi-channel brand distribution strategy targeting the European CBD, nutraceutical and wellness markets.

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Dr. Toni Rinow, CEO of Pivot Pharmaceuticals comments: “Pivot will be put on a path of accelerated revenue growth and global expansion in key cannabis markets in Canada, United States, and the European Union to become a cannabis leader in the pharmaceutical, OTC, nutraceutical and wellness markets.”

The transaction closing is subject to the execution of a definitive agreement by not later than December 31, 2019.

About iAmHealth :

Please find more information at http://www.iam.health

About Pivot Pharmaceuticals Inc.

Pivot Pharmaceuticals Inc. is a science-based, consumer packaged goods cannabis company engaged in the development and commercialization of health and wellness products using innovative, patent-protected drug delivery technologies. Upon receipt of Standard Processor and Medical Sales licenses (pending) from Health Canada, Pivot’s premium, bioavailable, stable and effective products will be manufactured at its 50,000-sq. ft. cGMP facility located in Montreal, Quebec. Pivot’s wholly-owned U.S. subsidiary, Pivot Naturals, LLC, based in Costa Mesa, California, was granted a Provisional Annual Manufacturing License Type N: Infusion License by the California Department of Public Health in May 2019 and a Provisional Adult-Use and Medicinal – Distributor-Transport License by the Bureau of Cannabis Control in June 2019. Pivot’s product line will include infused beverages, vegan capsules, dissolvable tablets, topical creams and gels, intimate lubricants, roll-on pain relievers, stick packs, and bulk powder for the edibles market.

For more information please visit pivotpharma.com

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as anticipate, believe, estimate, expect, intend, and similar expressions, as they relate to Pivot Pharmaceuticals Inc., Pivot Green Stream Health Solutions Inc., Pivot Naturals, LLC, or its management or the completion of the private placement, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of Pivot’s products, statements with respect to internal expectations, the competitive environment within the industry, the ability of Pivot to continue to expand its operations, the level of costs incurred in connection with Pivot’s expansion efforts, economic conditions in the industry, and the financial strength of Pivot’s customers and suppliers. Pivot does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties.

Pivot Pharmaceuticals Inc.

Toni Rinow, Ph.D., MBA, Chief Executive Officer,

email: trinow@pivotpharma.com, Phone: 438-884-8841

Russell Starr, Shareholder Inquiries,

email: rstarr@pivotpharma.com, Phone: 647-669-9801

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